UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                           LONG-E INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    54265M108
                                 (CUSIP Number)

                                Richard Rappaport
                    WestPark Capital Financial Services, LLC
                       1900 Avenue of the Stars, Suite 310
                              Los Angeles, CA 90067
                                 (310) 843-9300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 29, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. q

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 54265M108
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1.  Names of reporting persons. I.R.S. Identification Nos. of above persons
    (entities only).

    WestPark Capital Financial Services, LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:

     California
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power        2,568,675 (1)
 Shares
 Beneficially
 Owned by
 Each
 Reporting
 Person With:
                         -------------------------------------------------------
                         8.    Shared Voting Power



                         -------------------------------------------------------
                         9.    Sole Dispositive Power   2,568,675 (1)


                         -------------------------------------------------------
                         10.   Shared Dispositive Power


--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,568,675 (1)

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row 11

        8.14% (2)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

        IV
--------------------------------------------------------------------------------

(1) Includes 625,000 Shares underlying warrants. Also includes 925,104 Shares owned by WestPark Capital, Inc. and 393,571 Shares underlying warrants owned by WestPark Capital, Inc. WestPark Capital, Inc. is a wholly-owned subsidiary of WestPark Financial Services, LLC.

(2) Based on 31,529,714 shares of Common Stock outstanding as of December 29, 2006.

--------------------------------------------------------------------------------
CUSIP No. 54265M108
--------------------------------------------------------------------------------
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

    Richard Rappaport
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:

        United States
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power        2,568,675 (1)
 Shares
 Beneficially
 Owned by
 Each
 Reporting
 Person With:
                         -------------------------------------------------------
                         8.    Shared Voting Power


                         -------------------------------------------------------
                         9.    Sole Dispositive Power   2,568,675 (1)


                         -------------------------------------------------------
                         10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,568,675 (1)

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row 11

        8.14% (2)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

        HC
--------------------------------------------------------------------------------

(1) Includes 625,000 Shares underlying warrants. Also includes 925,104 Shares owned by WestPark Capital, Inc. and 393,571 Shares underlying warrants owned by WestPark Capital, Inc. WestPark Capital, Inc. is a wholly-owned subsidiary of WestPark Financial Services, LLC. Richard Rappaport is the Chief Executive Office and sole member of WestPark Financial Services, LLC. As sole member, Mr. Rappaport has voting and investment power over these shares.

(2) Based on 31,529,714 shares of Common Stock outstanding as of December 29, 2006.

--------------------------------------------------------------------------------
CUSIP No. 54265M108
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Long-e International, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at C-6F, Huhan Chuangxin Block, Keyuan Road, Hi-Tech Industry Zone, Shenzhen, 518000, Guangdong, China.

ITEM 2.   IDENTITY AND BACKGROUND

(a) This 13D is filed by WestPark Capital Financial Services, LLC, a limited liability company organized under the laws of the State of California ("WCFS") and Richard Rappaport ("Mr. Rappaport"). Mr. Rappaport and WCFS are collectively referred to herein as the "Reporting Persons."

(b) The Reporting Persons' business address is 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067

(c) The Principal business of Mr. Rapapport is to serve as the Chief Executive Officer and sole member of WCFS. The principal business of WCFS is to invest in companies.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Rappaport is a United States Citizen. WCFS is a limited liability company organized under the laws of the State of California.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 30, 2006, the Issuer (formerly Inncardio, Inc.) entered into a Share Exchange Agreement (the "Agreement") with Long-e International Group Co., Ltd. ("LIG") and all of LIG's shareholders. Pursuant to the Agreement, the Issuer issued 20,606,200 shares of its common stock to LIG's shareholders and/or their designees in exchange for 100% of the issued and outstanding equity interests of LIG (the "Share Exchange").

In December 2006 the Issuer sold an aggregate of 5,285,714 shares of common stock along with 5,278,570 five-year warrants. Of such Shares, 3,500,000 were sold for cash at a per share price of $0.40 (the "Cash Shares"), and 1,785,714 Shares were issued upon conversion of an outstanding Bridge Note at a per share price of $0.28. (the "Debt Conversion Shares") In addition, investors in the Cash Shares were issued an aggregate of 3,500,000 five-year warrants; the exercise price of 1,750,000 of the warrants (the "Series A Warrants") is $0.48 and the exercise price of 1,750,000 of the Warrants (the "Series B Warrants") is $0.60. The investor in the Debt Conversion Shares was issued an aggregate of 1,778,570 five-year warrants; 889,285 Series A Warrants and 889,285 Series B Warrants.

On September 22, 2006, prior to the closing of the Share Exchange, LIG received gross proceeds of $500,000 in a bridge financing transaction (the "Bridge Financing"), in which it issued a three-year secured convertible promissory note in an aggregate principal amount of $500,000, bearing interest at a compound annual rate of 10.0% (the "Bridge Note"). The Bridge Note is convertible into shares of LIG at the option of the holder upon certain financing events and/or upon maturity. Pursuant to the Note and Warrant Purchase Agreement entered into with the lender, LIG also sold the lender warrants to purchase additional shares of LIG (the "Bridge Warrants"). The exercise price for the shares underlying each Bridge Warrant and the number of warrants sold are calculated based on the principal balance of the initial note, the time the note is outstanding, and the conversion price at the time of exercise. As the sale of the shares further to the Private Placement discussed below, and the Share Exchange qualified as financing events triggering conversion rights under the notes, the lender choose to convert into the Private Placement discussed below an aggregate of $500,000 of outstanding principal under its Bridge Note into 1,785,714 shares of the Company at a rate of $0.28 per share, and into Series A Warrants to purchase 889,285 shares of common stock at an exercise price of $0.48 per share and Series B Warrants to purchase 889,285 shares of common stock at an exercise price of $0.60 per share. Upon the closing of the Share Exchange and conversion of the Bridge Note, the Bridge Warrant enabled the holder to purchase up to 1,000,000 shares of the Company's common stock at $0.28 per share. LIG used the proceeds of the Bridge Financing for general corporate purposes, including working capital.

WestPark Capital, Inc. ("WCI"), a wholly-owned subsidiary of WCFS, acted as an advisor in connection the Share Exchange and as placement agent in connection with the Bridge Financing and the Private Placement. For its services as placement agent, WCI was issued five-year warrants to purchase up to 10% of the shares of common stock sold further to the private placement at per share exercise price of $0.40. In addition, WCI and WCFS participated as an investor in the Private Placement for an aggregate of 1,550,104 shares of Long-e common stock and Warrants to purchase up to 1,018,571 shares of Long-e common stock. The issuance of the shares and warrants was exempt from registration under

Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of WCI and WCFS.

ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons purchased their securities for investment purposes. Except as set forth in this Schedule, the Reporting Persons do not have any present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

    (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons may be found in rows 11 and 13 of the Cover Pages contained herein, which hereby are incorporated by reference.

    (b) The power that the Reporting Persons have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages contained herein, which hereby are incorporated by reference.

    (c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3 and Item 4 contained herein, which is hereby incorporated by reference.

    (d) Not applicable.

    (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1.  Joint Filing Agreement attached hereto as Exhibit A.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007

WestPark Capital Financial Services, LLC

/s/ Richard Rappaport
-----------------------------------------------------
Richard Rappaport, Chief Executive Officer



/s/ Richard Rappaport
-----------------------------------------------------
Richard Rappaport

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT A

                            Agreement of Joint Filing


The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Long-E International, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: January 12,  2007


WestPark Capital Financial Services, LLC



/s/ Richard Rappaport
-----------------------------------------------------
By: Richard Rappaport
Title: Chief Executive Officer




/s/ Richard Rappaport
-----------------------------------------------------
Richard Rappaport